Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




03050361

April 15, 2003

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon
Vice President


SEC MAIL PROCESSING
RECEIVED
APR 21 2003
WASH. D.C. 155 SECTION

v\mb\ltr\Sec12s.doc

Man Group plc
15 April 2003

15 April 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 14 April 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$20.00, up 0.50% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorized and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Press Release


Man Group plc

10 April 2003

Man Group raises record US$725 million in latest product launch

Man Group plc, the global provider of alternative investment products and futures broker, today announces that its most recent launch Man Multi-Strategy Series 5 Ltd ('Series 5') has raised the equivalent of US$725 million of client money.

Series 5 was a global offering in two currency classes, Euros and US dollars, and was primarily aimed at private clients. It is the first in the Man Multi-Strategy product family to offer investors a choice of both capital and income bonds.

Series 5 provides investors with access to Man's successful multi-strategy/multi-adviser investment approach, the Man Multi-Strategy portfolio. This was introduced in 2000 with the launch of Man Multi-Strategy Guaranteed Limited which has achieved an annualised net return of 16.9% from inception on 15 July 2000 to 28 February 2003. The Series 5 approach provides access to multiple investment strategies, many of which have relatively low correlation to traditional assets representing some of the key hedge fund style groups including securities selection (long/short), event driven, managed futures and arbitrage. Series 5 will also enjoy the benefit of capital guarantees provided by ABN AMRO Bank N.V., which ensure investors the return of at least 100% of their initial investment at maturity.

Stanley Fink, Chief Executive of the Man Group plc, today said:

"This offering is the latest in a long line of innovative investment solutions and is the first Man multi-strategy/multi-adviser product to be offered in both capital and income bonds. The record US$725 million raised for this product at a time of global uncertainty serves to emphasize the quality of our business model across the range of investment management, product design and distribution."

The next global launch will be Man AP Unison Series 1 Ltd, which will be open for investment on 5 May 2003. This product will target medium-term annualised growth of around 14-16% for an annualised volatility of around 8-10% for both USD and EUR class bonds.

Enquiries

Man Group plc 020 7285 3000
Peter Clarke
David Browne

Merlin Financial 020 7606 1244
Paul Lockstone
Vanessa Maydon

Man Group plc
8 April 2003

8 April 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 7 April 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$19.90, down 2.50% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorized and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com